SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15 (d) of the Securities Exchange Act of 1934.

Commission File Number 333-24373-01

CATERPILLAR FINANCIAL FUNDING CORPORATION

(Exact name of Registrant as specified in charter)

2950 East Flamingo Road, Suite E-4, Las Vegas, NV, 89121

Phone: (702) 735-2514

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CATERPILLAR FINANCIAL ASSET TRUST 1998-A ASSET BACKED NOTES AND CATERPILLAR FINANCIAL TRUST 1998-A ASSET BACKED CERTIFICATES

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i) [ ] Rule 12h-3(b) (1) (ii) [ ]

Rule 12g-4(a) (1) (ii) [ ] Rule 12-3(b) (2) (i) [ ]

Rule 12g-4(a) (2) (i) [ ] Rule 12-3(b) (2) (ii) [ ]

Rule 12g-4(a) (2) (ii) [ ] Rule 15d-6

Rule 12h-3(b) (1) (i) [ X ]

Approximate number of holders of record as of the certificate or notice date: As of September 30, 1999, there were less than 50 Certificate holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Caterpillar Financial Funding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATED: March,13 2000 BY: /s/Paul J. Gaeto

Paul J. Gaeto, Secretary